Filed by AG1 Holdings, Ltd.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: VPC Impact Acquisition Holdings II

Commission File No.: 001-40160

Kredivo Transcript – CNBC Indonesia Channel, Power Lunch Segment

KREDIVO CORP ACTION MEDIA INTERVIEW

Date and Time: Wednesday, August 18th, 2021 (12.30-13-00 WIB / UTC+07.00)

Method: Virtual Interview (Live TV) on CNBC Indonesia Channel, Power Lunch Segment

Video Recording: Links

Language: English & Indonesian (for opening & closing)

Spokesperson

Akshay Garg – CEO & Co-Founder FinAccel (G)

Host

Aline Wiraatmadja - CNBC Indonesia (H)

Transcript

(Opening Segment)

H: (In Indonesian) Back to Power Lunch. FinAccel, the parent company of the digital credit platform company Kredivo, is ready to be listed on the Wall Street exchange using the Special Purpose Acquisition Company or SPAC agreement scheme. This is achieved by a merger with VPC Impact Acquisition Holdings II, a shell company or SPAC that has been listed on the NASDAQ with the ticker code VPCB. Both FinAccel and VPCB have signed a definitive agreement for a business merger, in an official statement on August 3rd, which will later bring FinAccel to a public company.

(In Indonesian) The pro-forma equity valuation of this IPO is expected to reach the range of US$2.5 billion or equivalent to IDR 36.25 trillion, assuming no redemption. The transaction is also expected to generate more than $430 million or the equivalent of IDR 6.24 billion in cash on the combined company’s balance sheet.

(In Indonesian) To learn more about the trend of startups listing on the stock exchange and the latest news from Kredivo as the first fintech startup in Southeast Asia that will list on the United States exchange under the SPAC scheme, the landscape of technology companies’ competition on global exchanges, and how this trend affects consumers and the country’s economy today, we will discuss exclusively with Akshay Garg, Co-Founder and CEO of FinAccel.

H: Hi Mr. Garg, Good afternoon. Thank you for joining us on Power Lunch.

G: Thank you for having me here, Aline it’s my pleasure, thank you very much

H: Thank you very much. Yes, our pleasure. So first of all, I’d like to congratulate you on the first Indonesian tech startup to list in the US and also the first fintech company in all Southeast Asia to list in the US, and also the fastest from seed stage to public listing, or around six years. Congratulations on all these achievements.

G: Thank you, thank you very much. That’s a lot of work to be done. But we are now in the listing. As you know, so far we’ve made the announcement and we’re very excited about the future and what this means for us and the country and the fintech ecosystem. So thank you very much.

H: Yes, looking forward for the latest updates on that. And first of all, could you explain the background of FinAccel’s decision to choose VPC Impact Acquisition Holding II and the main reason FinAccel wants to become a public company on NASDAQ? And also, can you tell us why you decided to go through this SPAC route?

G: Sure, sure. No, all great questions. Look, I mean, we’ve known the Victory Park Capital team for quite a while now, this is not our first engagement with them, Aline. In fact, we’ve been working with them now for close to a year and a half, from the beginning, from when their due diligence on us started for a credit line. They’re actually one of our largest credit facility providers with about $200 million already committed to us.

They’ve known the company very well, we know them very well. We have a lot of respect for them. And I think they have the same for us. So I think when the opportunity really came up, it was a very compelling opportunity. Right? For us, the goal was not necessarily to go down the SPAC route. But I think if you look at the advantages of the SPAC structure, which is that it allows you to go public relatively faster than a traditional IPO route, it gives you pricing and deal certainty right in the beginning, unlike a traditional IPO, where your pricing and your investor base is not fixed till the end point here, right? You know, your pricing gets finalized, and you actually have to raise what is called a PIPE, which is generally, you know, invested in by high quality institutional investors.

So I think it is better to go public faster, raise a very large amount of capital in one go. In this case, in our case, we intend to raise more than $400 million combined with the PIPE and the public trust. And last but not least, the certainty around the deal is what really made us go in favor of, or go in this direction.

So in summary, this was less about, you know, wanting to do a SPAC. We were happy to stay private, we were gonna stay private, and I think we’ve had multiple offers to stay private. But given all the considerations or comfort with VPC, the ability to raise so much capital with so much certainty, and also long term, the benefits of going public. I think all of those came together at the right time, to make this decision.

H: Okay, speaking about the startup landscape in the US stock exchanges, we know that it is rare for technology companies from Southeast Asia to list their shares in the US stock exchange, can you share with us the challenges and the opportunities of that?

G: Sure. Well, first of all, it is rare for a reason. It’s not easy to list in the US. There is a reason that, you know, the US is the deepest capital market in the world, from the New York Stock Exchange, and the NASDAQ, you’re looking at what is the largest public markets anywhere in the world. And there is a reason that some of the world’s largest, best companies choose to list in the US. Right? you get access to very deep capital markets, which you just don’t get in most other places in the world.

Now, that also makes it significantly harder. I think, first of all, I’d like to call out the reason that you find very few tech companies, right, or startups from this region listing the US. Southeast Asia is still very early, as far as the startup ecosystem is concerned. There are a very small number of companies that are generating, let’s say, more than 100 million US dollars of revenue per year, if you’re thinking about a listing in the US, where you get a high quality institutional base out of this coverage, right?, and ability to raise a large amount of capital downstream, you need to be at least kind of had that size. And the fact of the matter is that there are very few companies in the region who have reached that size simply because Southeast Asia is still a very early stage ecosystem. And secondly, given I think, the fragmentation and the diversity in the region, it makes it that much harder, compared to let’s say, India, or China to go build a very large business out of this geography.

We would not be thinking about going public, if we were not expected to cross more than 100 million US dollars of revenue this year. Right? So given that we have, right, this, this, this became an attractive opportunity. And like I said, that’s actually the reason that very, very few startups from this region have gotten to that point, where we think that will change.

Now in terms of the opportunities of going public. In the US, these are the deepest, most advanced capital markets, right? There are some of the largest, most well known and most respected companies in the US, sorry, most respected companies in the world, wherever they are based, right,chose to list in the US, and that’s just because of the depth and the sophistication. You know, the very high standards of regulatory compliance, right. So in general, in our view, this is the right thing for us. And we hope that we can set a good example for more companies to also consider that, because if you’re able to do it, it sets a very, very, very high quality bar for the company. Right? not just in terms of its financials, but also its audit, regulatory and compliance practices.

H: Okay, can you give us your views about the trend of the startup funding revolution, both in Indonesia and globally, the prospects of the capital market for startups? And the trend of competition technology companies on the stock exchange?

G: For sure, for sure. Look, I mean, I think we’re going through a boom, there’s no question about it. I mean, first of all, look, I mean, I think we’ve got to acknowledge that I think, while COVID-19 has obviously been a very unfortunate development for the world, right? In general, what COVID-19 has really done is accelerated a wave of digitization. If you talk to people in most industries, they will actually tell you that everything seems to have gotten digitized, you know, at 5x, or 10x, the base of what it was earlier.

So in general, you know, all kinds of companies that are benefiting from digitization, and most of them have happened to be startups are attracting waves of funding. We’re also seeing, you know, most of the major banks in the world, right, have a very easy money policy. Long term interest rates are close to zero if not already negative, that makes the cost of borrowing much cheaper. Right? There is a race to the bottom, frankly, in some ways. So there are a lot of money-chasing opportunities.

So I think we believe that in some ways, this is good. But it’s also increasing risk in the ecosystem. There are a lot of companies that are raising, we believe very large amounts of money where their underlying financials don’t support it. But overall, we believe that this is a very positive development where companies like us, which we believe are solid financially, from a compliance perspective, also doing a lot of good work for society, are getting a chance to raise larger amounts and then go public. So we believe that this is a positive development.

My last comment on this is that large companies should be thinking about going public. It has recently been fashionable for companies to stay private very long. We don’t think that is a healthy phenomenon, I think forced being public forces you to be, you know, top tier in terms of all of your compliance and auditing standards, right? public scrutiny is, you know, it forces very, very high standards across the company. And 10 or 15 years ago, I think a number of companies, Google, Yahoo, Twitter, which were very small at that stage, have gone public. Recently, larger and larger companies are staying private, but we think it’s a very good idea to go public. It allows you to raise more capital, and just build a stronger company all around.

H: Okay, according to the company’s official statement, and also, as you mentioned before, the pro forma equity resulting from this merger will be around 2.5 billion US dollars. However, can you explain about the future business development plan after the company’s corporate action is realized and FinAccel officially becomes one of the unicorns, Akshay?

G: Sure, I’m happy to. We’re very excited about the future. I think, as you’re aware, given our public announcements, we are the leading, the clear leader in a very fast growing Buy Now Pay Later space. We intend to consolidate our position there and are also very keen to expand our Buy Now Pay Later business across the region, since there are other countries, such as Vietnam, Philippines, Thailand, that also suffer from, to varying degrees, the lack of credit access that we actually see in Indonesia today. But I think, you know, beyond Buy Now Pay Later, and beyond personal loans, which we also offer through our other subsidiary, KrediFazz, I think we’re looking at among multiple other things, I mean, it’s very important to recognize, Aline, that Indonesia is very under penetrated when it comes to credit access compared to its peer group countries in Asia, whether it’s India, Philippines, Vietnam, Indonesia comes in at the bottom in terms of credit access. And we are using a lot of technology, a lot of data, to essentially make it easier for people to get access to credit to do the things that they need to do.

Now our starting point has really been Buy Now Pay Later, which is a fast growing industry in the e-commerce space, but in terms of addressing your question about where we tend to go, we’re looking very closely and expanding offline. In Indonesia, we’re looking very closely at expanding the Buy Now Pay Later business across the region. We’re also looking very closely at other productive sources of financing. I think it’s very important to call this out. You know, recently, just as an example, we work with eFishery, which is another high growth startup out of Indonesia. And we are providing their farmers access to loans through which they can buy fish supplies, right, to essentially grow and develop their farms. And we’re looking at quite a few initiatives in that regard.

So I think our goal is to provide really fast, really affordable, accessible credit to 10s of millions of Indonesians, doing it in a way which is very responsible, at a very low cost. In fact, we’re very proud of the fact that we provide one of the lowest cost of credits outside of a credit card in the country today. So we’re looking at areas such as education, loans, motorcycle loans, etc, are also potentially, right, and it’s too early to comment, but potentially looking at some expansion down the line and other business lines, right, still very early, but we believe that we are on the ground floor of a digital disruption in Indonesia and other emerging markets in the region. Still early, but we might look at doing something in the digital banking space potentially. But that’s still to be decided.

H: Okay, we’re going to discuss more after the break, (In Indonesia) We’ll be back after this, so stay with us. We’ll be back with you at Power Lunch.

(Commercial Break)

H: (In Indonesian) Thank you for staying with us. You are watching Power Lunch and we are still in an exclusive dialogue with Mr. Garg, COE and Co-Founder of FinAccel.

H: Mr Garg, let’s continue our dialogue. In Indonesia we know that FinAccel has a subsidiary in the field of multifinance company, PT FinAccel Finance Indonesia, or widely known as Kredivo. Can you share your view of the business development trends and financing performance of FinAccel Finance Indonesia, or Kredivo, also the prospects of a financial technology company in Indonesia? BNPL as we know is a hot sector with many competitors entering the space. How confident are you in leading the pack? What makes you confident that Kredivo will stay ahead of the competition?

Great question. Very deep question, Aline. Look, I think we are today the clear leader, we pioneered the Buy Now Pay Later space, in fact, when we launched our Buy Now Pay Later product in 2016, we were the first one in the market. And that was before people really understood what Buy Now Pay Later is, right? Now it’s a more widely known phenomenon.

We have the highest coverage in the market with eight out of the top ten Indonesian merchants working with us, we add a tremendous amount of value to these merchants. By helping them increase sales, we also add a tremendous amount of value to our customer base, right, by giving them access to credit at what are some of the lowest interest rates in the country, very similar to a credit card, actually, I mean, a customer pays 0%. And they pay back in full in 30 days, which is very, very rare to find in the country. We have now, you know, nearly 4 million customers, in fact, just over three and a half million approved customers.

So by any standard, I mean, we are today, the leading player in the country. But we’re not content to stay with that, you know, this question about what are some of the growth initiatives in the overall market size is a really interesting one, it really comes down to the fact that e-commerce is a very high growth industry, the e-commerce industry in Indonesia is expected to grow at 20% plus over the next five years, it will be a $100 billion GMV market by the year 2025. The Buy Now Pay Later, in our internal industry insights is expected to grow at 3x. Three times the growth rate of the e-commerce market. So it’s essentially growing at 60% a year. And we have in general been growing at about 3x the market growth rate, right, supposed to about 200% a year over the last few years.

….While I think that the e-commerce sector offers a lot of opportunity for growth, there are also a lot of other growth opportunities around offline. Because most retail transactions are actually happening offline, and that’s a massively untapped opportunity. There are only 8 million credit card holders in Indonesia, Right? In general, the banks have been very, very conservative about issuing credit cards. So we believe that we are actually filling a gap by providing customers access to low cost credit, which helps them, you know, really spread the value of their purchases over time, all the way from 30 days to 12 months at what are some of the lowest interest rates in the market. So the growth opportunity is massive. And we believe that we are still very early in the Buy Now Pay Later revolution.

I’d also like to call out, Alline, that I think recently, I am not sure if you have heard, but Square, which is among the largest payment startups in the United States, bought Afterpay, which is one of the global leaders in the Buy Now Pay Later space, it was a $30 billion acquisition. So you can clearly see the value that the Buy Now Pay Later providers are actually providing in the country today. In addition to that, right, we are very, very quite keen to grow our footprint in the productive financing space.

We believe in the new generation of technology startups, and it’s not just us, but it’s a lot of other companies, whether it’s Bukalapak, our close friend who just went public, or the folks at Sea Group, Grab, GoTo, right? All of these companies are doing an incredible service to society, by creating social impact, by basically helping more and more people become entrepreneurs, making it easier to build a living. And we believe that we are part of this generation of entrepreneurs who not just focus on growth, but also we believe, focus on social impact. So that’s core to our philosophy, and we’re just very grateful for the opportunity to keep on building.

H: Of course, we would like to know as well about the impact of the company’s corporate actions on Kredivo’s consolidated business development plan in Indonesia, including the segment business expansion, growth of the financing and the customer. And what is the expected impact for the country’s economy in general?

G: You know, that’s a tough one. Because at the end of the day, we’re still a relatively small company. Indonesia is a trillion dollar economy, right? large, fast growing economy. But look, it’s an important question. At the end of the day, we believe, right, that credit is very important. Credit drives economic growth anywhere in the world. Savings does not, credit does. right? Savings translates into credit, right? That’s what translates into economic growth. And there is a very, very large need in Indonesia, for more credit in the ecosystem due to more and more economic growth.

Now we’ve got to be careful with it, right? If credit is misused, people who are not supposed to borrow end up borrowing, right, that threatens the stability of the financial ecosystem, but to the extent that we or anyone else is offering credit to people who deserve to get credit who are paying back on time and borrowing in a responsible way, they should be given credit because that really leads to more and more economic growth.

The fact of the matter, Aline, is that Indonesia is, you know, one of the countries that ranks towards the bottom of the index around credit access. So whether it’s corporates or SMEs or individuals, it’s significantly harder for them to get credit here. And we and a lot of other companies are making it easier by using technology to score these individuals, and to also collect more efficiently, right, generating results that are in line with those on the top five top 10 banks. So our view is that, you know, we are, and other companies that are providing credit to society are essentially,at the end of the day, really helping drive Indonesia’s economic growth. And that’s really the way in which we think we’re helping the country and society in general.

H: Okay, last question, can you provide a few business development visions that FinAccel wants to achieve in the long term? And do you plan to list the subsidiary, Kredivo, on the Indonesia Stock Exchange as well?

Yeah, thank you. I mean, our vision is really to provide fast, affordable, accessible financial services overall, we operate in the field of credit. And that same vision, you know, stays true about providing real, fast, affordable, accessible credit to 10s of millions of individuals. We hope to, over the next few years, serve 15-20 million individuals in Indonesia, and really help them lead better lives, make their purchases easier, right, borrow them, essentially.

Now, in terms of our plans to list in Indonesia, we have considered it. We believe that the Indonesian stock exchange just made the right move by allowing companies that are loss-making to also list. We are fully profitable, right, so frankly, I think we could have chosen to list in Indonesia. But we are looking very closely at it. And I think our board will take a decision downstream on potentially considering a dual listing. But I again like to highlight that there’s a lot of options in front of any company globally. But, there is a reason that some of the largest, highest growth, highest quality companies think about listing in the US. It is the deepest capital market. Obviously at the end of the day, we recognize that we are primarily Indonesian business and we would like our shareholders of the company to benefit from our growth. And we are fully aware of that and we will consider potentially doing a dual listing over the next year or two in Indonesia. But this will take some work and we are working through it.

H: Okay, thank you very much, Akshay Garg for joining us today as the Cofounder and CEO of FinAccel.

(In Indonesian) This information is also the end of today’s Power Lunch, keep watching CNBC Indonesia. I’m Aline Wiraatmadja, CNBC Indonesia, beyond business. (Closing the segment)

***

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between FinAccel Pte. Ltd. (“FinAccel”), AG1 Holdings, Ltd. (“Kredivo”) and VPC Impact Acquisition Holdings II (“VIH”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of FinAccel, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of VIH and FinAccel, which are all subject change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of VIH or FinAccel is not obtained; the risk that the business combination disrupts current plans and operations of VIH or FinAccel as a result of the announcement and consummation of the business combination; the ability of FinAccel to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to FinAccel; the amount of redemption requests made by VIH’s shareholders and the amount of funds available in the VIH trust account; the overall level of demand for FinAccel’s services; general economic conditions and other factors affecting FinAccel’s business; FinAccel’s ability to implement its business strategy; FinAccel’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on FinAccel’s business, FinAccel’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to FinAccel’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; FinAccel’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, FinAccel’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on FinAccel’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Kredivo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, VIH’s Quarterly Report on Form 10-Q and other documents filed by Kredivo or VIH from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither VIH nor FinAccel presently know, or that VIH or FinAccel currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect VIH’s and FinAccel’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or VIH’s or FinAccel’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. VIH and FinAccel anticipate that subsequent events and developments may cause their assessments to change. However, while Kredivo, VIH and FinAccel may elect to update these forward-looking statements at some point in the future, Kredivo, VIH and FinAccel specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by FinAccel nor VIH or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing VIH’s or FinAccel’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of FinAccel and VIH contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the FinAccel, VIH or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may be different from non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between FinAccel and VIH. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of VIH for their consideration.

Kredivo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to VIH’s shareholders in connection with VIH’s solicitation for proxies for the vote by VIH’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to FinAccel’s shareholders in connection with the completion of the proposed business combination. VIH and Kredivo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, VIH will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that VIH will send to its shareholders in connection with the business combination. VIH’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with VIH’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about VIH, Kredivo, FinAccel and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by VIH, without charge, at the SEC’s website located at www.sec.gov or by directing a request to VIH. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

VIH, Kredivo and FinAccel and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from VIH’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of VIH’s shareholders in connection with the proposed transactions will be set forth in Kredivo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about VIH’s directors and executive officers in VIH’s final prospectus filed with the SEC on March 8, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.